Exhibit 99.1

NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING ANNOUNCES NASDAQ LISTING AND PRICING OF US$6.0 MILLION OFFERING

VANCOUVER, BC, April 13, 2026 – Nicola Mining Inc. (the “Company” or “Nicola”) (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA) is pleased to announce the pricing of its underwritten public offering in the United States (the “Offering”). The Offering consists of 930,233 American Depositary Shares (“ADSs”) and warrants to purchase 930,233 ADSs at an offering price of US$6.45 per ADS and accompanying warrant. Each ADS offered represents 12 common shares of Nicola. The gross proceeds, before deducting underwriter discounts, and commissions and offering expenses, are expected to be US$6.0 million. The warrants will have an exercise price of CAD$12.2213 per ADS, will be exercisable immediately upon issuance and will expire on the fifth anniversary of the original issuance date. The ADSs are expected to begin trading on the Nasdaq Capital Market under the ticker symbol "NICM" on April 13, 2026 and the warrants will not be listed for trading.

In addition, Nicola has granted the underwriters a 45-day option to purchase up to an additional 139,534 ADSs and/or up to an additional 139,534 warrants to purchase up to 139,534 ADSs at the public offering price, less underwriting discounts, and commissions. The offering is expected to close on April 14, 2026, subject to satisfaction of customary closing conditions

The Company intends to use the net proceeds from the Offering for mill expansion, property, plant and equipment expenditures and general and administrative and working capital.

Maxim Group LLC is acting as sole book-running manager for the Offering.

The Offering was being made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-293048) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on January 29, 2026. Nicola may offer and sell securities in both the United States and other jurisdictions outside of Canada. No securities will be offered or sold to Canadian purchasers under the Offering. A preliminary prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof was filed with the SEC and forms a part of the effective registration statement and is available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. The final terms of the Offering will be disclosed in a final prospectus supplement to be filed with the SEC, which will be available for free on the SEC's website at www.sec.gov and will also be available on the Company's profile on the SEDAR+ website at www.sedarplus.ca.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the TSX-V Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high-grade BC-based gold projects. Nicola’s fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a property that hosts historical high-grade copper mineralization and covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada’s largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

“Peter Espig”

Peter Espig

CEO & Director

For additional information

Contact: Peter Espig
Phone: (778) 385-1213
Email: info@nicolamining.com

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements relating to: the proposed Offering, including the completion of the Offering (or the timing thereof); the expected trading on the Nasdaq Capital Market (or the timing thereof) and the expected use of proceeds of the Offering.

Forward-looking statements are based upon certain assumptions and other key factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, that market conditions will be sufficiently favourable to complete the Offering on terms acceptable to the Company; that the Company will be able to negotiate and finalize definitive offering documentation and satisfy customary closing conditions; that required regulatory approvals and authorizations (including approvals, if any, of applicable stock exchanges and securities regulatory authorities) will be obtained in a timely manner; that the depositary and other service providers will be able to perform as contemplated; that there will be no material adverse change in the Company’s business, financial condition or prospects; and that the Company will be able to use the net proceeds of the Offering substantially as described.

Forward-looking statements involve known and unknown risks, uncertainties, and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Such risks and uncertainties include, without limitation: the risk that the Offering may not be completed on the anticipated timeline or at all; the risk that the Offering may not be completed on terms acceptable to the Company, including as to size, pricing or other terms; the risk that market conditions, investor demand, general economic and capital markets conditions, or volatility in the Company’s trading price may adversely impact the Offering; the risk that the Company may be unable to satisfy applicable regulatory requirements or other closing conditions; and the risk that the Company’s planned use of proceeds may change due to operational requirements, business opportunities or other factors. Investors are cautioned not to place undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Nicola. Investors are cautioned against attributing undue certainty to forward-looking statements.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF NICOLA AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE NICOLA MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.